PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN

TELEPHONE (813) 3597-8101        FACSIMILE (813) 3597-8120

November 28, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC, 20549, U.S.A.

Attention: Ms. Cecilia D. Blye

Chief, Office of Global Security Risk

Mitsubishi UFJ Financial Group, Inc.

Form 20-F/A for Fiscal Year Ended March 31, 2005

Dear Ms. Blye:

We are submitting this letter on behalf of our client Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) in response to your letter, dated October 31, 2006, addressed to Mr. Nobuo Kuroyanagi, the Registrant’s President and Chief Executive Officer. We appreciate the Staff’s review of and comments to the Registrant’s responses provided in our previous response letters dated September 7, 2006 and October 19, 2006.

Set forth below are the comments of the Staff together with the Registrant’s responses to those comments.

Comment No. 1. We refer you to your “Response to Comment No. 2,” in which you describe your trade finance transactions with entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria. We note your representation that it would be impractical and extremely burdensome for you to provide specific details regarding those transactions. To assist us in understanding the significance to you of the transactions, please tell us what percentage of your assets as of March 31, 2006, the total dollar amount

U.S. Securities and Exchange Commission

of your risk exposure in connection with such transactions during the fiscal year ended on that date represents. Alternatively, you may confirm to us, if true, that the total dollar amount of your risk exposure in connection with trade finance transactions related to the referenced countries during the fiscal year does not represent a greater percentage of your total assets at March 31, 2006, than does the dollar amount of loans outstanding to borrowers in or affiliated with Iran and Cuba at that date.

Response to Comment No. 1. The Registrant has advised us that its trade finance transactions involving entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria as of March 31, 2006 totaled approximately ¥142,342 million (approximately $1,186 million at the exchange rate of $1.00 = ¥120). Such amount of trade finance transactions represented approximately 0.08% of the Registrant’s total assets as of March 31, 2006. These trade finance transactions consisted of (1) letters of credit issued on behalf of Japanese companies mainly in connection with their importing of petroleum products from Iran, and (2) negotiation (finance) of export documents mainly on behalf of Japanese companies exporting their products.

Comment No. 2. If the total dollar amount of your risk exposure in connection with trade finance transactions with entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria during the fiscal year represents a greater percentage of your total assets at March 31, 2006 than does the dollar amount of loans outstanding to borrowers in or affiliated with Iran and Cuba at that date, please advise us of the percentage of your total assets at that date which your risk exposure during the fiscal year in connection with each of the five countries represents.

Response to Comment No. 2. As discussed above, the Registrant has advised us that the total dollar amount of its risk exposure in connection with trade finance transactions involving entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria as of March 31, 2006 was approximately $1,186 million. Such amount of trade finance transactions is at a similar level as the amount of loans outstanding to borrowers in or affiliated with Iran and Cuba as of the same date, which amount was $1,118 million (as disclosed in our previous response letter dated October 19, 2006). The percentage of these trade finance transactions to the Registrant’s total assets as of March 31, 2006 is approximately 0.07% for Iran, and approximately 0.01% for the other four countries combined.

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In connection with responding to the comments of the Staff, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

U.S. Securities and Exchange Commission

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +81-3-3597-8101 (fax number +81-3 3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu
Tong Yu

cc:	Donald A. Walker Pradip Bhaumik U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.

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